Exhibit 99.1

HAFNIA LIMITED: Accelerated Vesting under Long-term Incentive Plan

Singapore, 3 September 2026

Reference is made to the announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 30 June 2026, that Mikael Skov had decided to step down as CEO with effect from 1 September 2026.

Mikael Skov currently holds in total 2,159,127 unvested share options and 60,974 unvested Restricted Share Units (“RSUs”) under the Company’s long-term incentive plan. On 2 September 2026, Hafnia’s board of directors resolved to accelerate the vesting of these share options and RSUs. The share options remain subject to the applicable exercise prices under the terms of the long-term incentive plan. Following such accelerated vesting, Mikael Skov holds vested rights in respect of 2,220,101 shares in the Company.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.